Mercedes-Benz Auto Receivables Trust 2022-1
Investor Report

Collection Period Ended   30-Nov-2025

Amounts in USD

Dates

Collection Period No.	37			
Collection Period (from... to)	1-Nov-2025	30-Nov-2025		
Determination Date	11-Dec-2025			
Record Date	12-Dec-2025			
Distribution Date	15-Dec-2025			
Interest Period of the Class A-1 Notes (from... to)	17-Nov-2025	15-Dec-2025	Actual/360 Days	28
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Nov-2025	15-Dec-2025	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	393,170,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	693,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	657,000,000.00	137,520,971.03	117,482,711.85	20,038,259.18	30.499633	0.178817
Class A-4 Notes	124,000,000.00	124,000,000.00	124,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,867,170,000.00**	**261,520,971.03**	**241,482,711.85**	**20,038,259.18**		
Overcollateralization	47,871,393.47	47,876,034.84	47,876,034.84			
Adjusted Pool Balance	1,915,041,393.47	309,397,005.87	289,358,746.69			
Yield Supplement Overcollateralization Amount	221,029,289.69	29,991,989.32	27,450,923.74			
Pool Balance	**2,136,070,683.16**	**339,388,995.19**	**316,809,670.43**			

	Amount	Percentage
Initial Overcollateralization Amount	47,871,393.47	2.50%
Target Overcollateralization Amount	47,876,034.84	2.50%
Current Overcollateralization Amount	47,876,034.84	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.260000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	5.210000%	597,070.22	0.908783	20,635,329.40	31.408416
Class A-4 Notes	5.250000%	542,500.00	4.375000	542,500.00	4.375000
Total		**$1,139,570.22**		**$21,177,829.40**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	21,378,956.11	(1) Total Servicing Fee	282,824.16
Interest Collections	1,255,431.04	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	510,493.33	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	665,990.05		
Purchase Amounts	81,714.99	(3) Interest Distributable Amount Class A Notes	1,139,570.22
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	82,697.12	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**23,975,282.64**	(6) Regular Principal Distributable Amount	20,038,259.18
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**23,975,282.64**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	2,514,629.08
		Total Distribution	**23,975,282.64**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	282,824.16	282,824.16	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,139,570.22	1,139,570.22	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	597,070.22	597,070.22	0.00
thereof on Class A-4 Notes	542,500.00	542,500.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,139,570.22	1,139,570.22	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	20,038,259.18	20,038,259.18	0.00
Aggregate Principal Distributable Amount	20,038,259.18	20,038,259.18	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,787,603.48
Reserve Fund Amount - Beginning Balance	4,787,603.48
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	13,758.27
minus Net Investment Earnings	13,758.27
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,787,603.48
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	13,758.27
Net Investment Earnings on the Collection Account	68,938.85
Investment Earnings for the Collection Period	82,697.12

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	2,136,070,683.16	55,476
Pool Balance beginning of Collection Period	339,388,995.19	21,020
Principal Collections	15,268,861.99	
Principal Collections attributable to Full Pay-offs	6,110,094.12	
Principal Purchase Amounts	80,932.55	
Principal Gross Losses	1,119,436.10	
Pool Balance end of Collection Period	316,809,670.43	20,329
Pool Factor	14.83%	

	As of Cutoff Date	Current
Weighted Average APR	4.40%	4.79%
Weighted Average Number of Remaining Payments	53.57	22.30
Weighted Average Seasoning (months)	13.45	48.70

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	307,547,947.62	19,966	97.08%
31-60 Days Delinquent	6,261,358.56	262	1.98%
61-90 Days Delinquent	2,441,637.87	81	0.77%
91-120 Days Delinquent	558,726.38	20	0.18%
Total	316,809,670.43	20,329	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.947%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	1,119,436.10	57	84,304,582.80	2,571
Principal Net Liquidation Proceeds	508,938.96		28,180,257.95	
Principal Recoveries	641,549.80		27,933,838.35	
Principal Net Loss / (Gain)	(31,052.66)		28,190,486.50	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.114%)
Prior Collection Period	0.789 %
Second Prior Collection Period	(0.028%)
Third Prior Collection Period	0.160 %
Four Month Average	0.202%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	1.320%
Average Net Loss / (Gain)	10,964.79

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.